News release

Bayer AG
Communications
D-51368 Leverkusen
Germany
Tel.: +49 214 30-1
www.news.bayer.com

Following recent developments at Schering:
Bayer stands by compensation offer of EUR 89 per Schering AG share

Leverkusen — Even in light of current developments at Schering, the Bayer Management Board stands by the cash compensation offer of EUR 89.00 per Schering AG share provided by the planned domination and profit and loss transfer agreement between Bayer’s subsidiary Dritte BV GmbH and Schering. Alternatively, an annual guaranteed dividend of EUR 3.62 (net) per share is envisaged. On Monday, Schering AG voluntarily recalled its X-ray contrast agent Ultravist® Injection 370 mgI/mL. Production in China and South Korea is not affected, nor are all other concentrations of the product. Schering also announced the insufficient results of a Phase III clinical trial (n.o.v.e.l. 4) with sargramostim in patients with Crohn’s disease. The relevant news releases can be found on the Internet at www.schering.de.
It cannot be excluded that these events will slightly depress the value of Schering AG. In a provisional assessment, auditors KPMG, appointed jointly by Bayer and Schering to evaluate Schering, valued the effect of the recall of Ultravist® Injection 370 mgI/mL at EUR 0.74 per Schering share. On July 26, 2006, KPMG determined that Schering’s value was EUR 87.63 per share, based on the IDW S 1 standard. In the opinion of KPMG, the fair guaranteed dividend derived from the company’s value is EUR 3.62 per share.
Bayer has nevertheless decided not to change its offer to pay cash compensation of EUR 89.00 per share to Schering’s stockholders. “We aim to keep to our schedule for the fastest possible integration of Schering,” explained Werner Wenning, CEO of Bayer AG.
“The remaining Schering stockholders, thus, still have a further opportunity to transfer their shares to Bayer at this attractive price, which has already been paid under our takeover offer,” added Wenning.
To become effective, the planned domination and profit and loss transfer agreement requires, among other things, approval by the Stockholders’ Meeting of Schering AG. Schering stockholders - including Bayer with more than 92 percent of voting rights — will resolve on this proposal at an Extraordinary Stockholders’ Meeting of Schering AG. The agreement enables Bayer to undertake extensive integration of Schering into the Bayer Group, even if a squeeze out of the minority stockholders in return for cash compensation does not take place in the mid term. Bayer requires 95 percent of Schering’s equity stock for such a move.
Leverkusen, July 31, 2006
ha                 (2006-0389E)
Your contacts:
Günter Forneck, Tel.: +49 214 30-50446,
E-mail: guenter.forneck.gf@bayer-ag.de
Christian Hartel, Tel.: +49 214 30-47686,
E-mail: christian.hartel.ch@bayer-ag.de
Important information
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG.
At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.
This press release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports filed with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.